Exhibit 3.10

FORM 51-102F3

MATERIAL CHANGE REPORT

1.             Name and Address of Reporting Issuer:

True Energy Trust (the “Trust”)
Suite 2300, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

2.             Date of Material Change:

April 11, 2006

3.             News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of Canada Newswire on April 11, 2006 and would have been received by the securities commissions where the Trust is a “reporting issuer” and the stock exchanges on which the securities of the Trust are listed and posted for trading in the normal course of their dissemination.

4.             Summary of Material Change:

On April 11, 2006, the Trust and True Energy Inc. (“True Energy”), a wholly-owned subsidiary of the Trust, entered into an agreement with Shellbridge Oil & Gas, Inc. (“Shellbridge”) pursuant to which True Energy will, subject to certain conditions, acquire all of the issued and outstanding common shares of Shellbridge on the basis of 0.14 trust units (“Trust Units”) of the Trust for each outstanding Shellbridge share, resulting in the issue of approximately 4.39 million Trust Units, (assuming the exercise of all Shellbridge options).

5.             Full Description of Material Change:

On April 11, 2006, the Trust and True Energy, a wholly-owned subsidiary of the Trust, entered into an agreement with Shellbridge pursuant to which True Energy will, subject to certain conditions, acquire all of the issued and outstanding common shares of Shellbridge on the basis of 0.14 Trust Units for each outstanding Shellbridge share (the “Transaction”), resulting in the issue of approximately 4.39 million Trust Units, (assuming the exercise of all Shellbridge options).

As at April 11, 2006, Shellbridge was producing approximately 2,000 barrels of oil equivalent per day (“boepd”) consisting of 1,725 bbl/day of 13°API crude oil and 0.75 mmcf/day of gas in East Mantario, Saskatchewan and 0.9 mmcf/day of natural gas in NE British Columbia. Over 90% of Shellbridge’s production is in the Trust’s West Central Saskatchewan core area.

Shellbridge has no net debt and a $6.5 million credit facility with the same bank as True Energy.

The Transaction has received the unanimous support of the boards of directors of both True Energy and Shellbridge. Shareholders representing approximately 10.6% of the outstanding common shares of Shellbridge, 14.5% on a fully diluted basis (including all directors and officers of Shellbridge) have entered into lock-up agreements pursuant to which they have agreed to support the Transaction, subject to the terms thereof. The board of directors of Shellbridge has determined that the Transaction is in the best interests of Shellbridge shareholders. Both parties have agreed to pay the other a non-completion fee of C$2.0 million in certain circumstances if the Transaction is not completed. The agreement includes provisions whereby Shellbridge will terminate discussions with any other party and not solicit any other offers. The agreement also gives the Trust the right to match any competing offer.

Following review of tax, corporate and securities matters, a determination will be made whether the Transaction will be completed by way of a take-over bid, plan of arrangement or other form of business combination. The agreement entered into contemplates the entering into of a definitive agreement in respect of the Transaction once the structure is determined. Completion of the Transaction is subject to Shellbridge shareholder approval (or, if a take-over bid, acceptance by the requisite majority of Shellbridge shareholders) and various conditions, including, without limitation, receipt of all required regulatory approvals and other customary conditions.

Canaccord Capital Inc., FirstEnergy Capital Corp. and GMP Securities L.P. are acting as strategic advisors to the Trust in connection with the Transaction.

Orion Securities Inc. is acting as exclusive financial advisor to Shellbridge in connection with the Transaction. Orion has advised the Board of Directors of Shellbridge that they are of the opinion, as of April 11, 2006, that the consideration to be received by Shellbridge shareholders pursuant to the Transaction is fair, from a financial point of view, to the Shellbridge shareholders.

Per barrel of oil equivalent (“BOE”) amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding the Trust, True Energy and Shellbridge (the “Companies”) set forth in this material change report, including management’s assessment of the Companies’ future plans and operations, the effect of the Transaction on the Trust and True Energy and on unitholders of the Trust and shareholders of Shellbridge, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies’ control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility, and ability to access sufficient capital from internal and external sources, economic or industry condition changes, uncertainty related to completion of the Transaction and the effect thereof and failure to receive required regulatory approvals. The Companies’ actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom. Additional information on these and other factors that could affect the Companies’ results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at the Trust’s website (www.trueenergytrust.com) or Shellbridge’s website (www.shellbridge.ca). Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and none of the Companies undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

6.             Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.             Omitted Information:

Not applicable.

8.             Executive Officer:

The name and business numbers of the executive officer of the Trust who is knowledgeable of the material change and this report is:

2

Paul R. Baay, President and Chief Executive Officer, True Energy Inc.
Telephone: (403) 750-1272
Facsimile: (403) 264-8163

9.             Date of Report:

April 20, 2006.